Exhibit 16.1

February 17, 2016

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 12, 2016, to be filed by our former client, Daily Journal Corporation. We agree with the statements made in response to that Item contained in subsection (a) thereof insofar as they relate to our Firm. We have no basis to agree or disagree with the statements of the registrant contained in subsection (b) thereof.

Regarding the adverse opinions in our reports on internal control over financial reporting as of September 30, 2014 and September 30, 2015 referenced in the fourth paragraph of subsection (a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2014 and 2015 financial statements.

Very truly yours,

/s/ BDO USA, LLP

Los Angeles, California